Reg Technologies Inc.

(A Development Stage Company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

April 30, 2011

SUITE 1850

1066 WEST HASTINGS STREET

VANCOUVER, BC V6E 3X2

T: 604.683.3850

ACAL GROUP

F: 604.688.8479

CHARTERED ACCOUNTANTS

PCAOB & CPAB Registrant

INDEPENDENT AUDITORS’ REPORT

To:

the Shareholders of

Reg Technologies Inc.

We  have  audited  the  accompanying  consolidated  financial  statements  of  Reg  Technologies  Inc.  (“the  Company”),  which

comprise   the   consolidated   balance   sheets   as   at   April   30,   2011   and   2010,   and   the   consolidated   statements   of   loss,

comprehensive loss and deficit and cash flows and shareholders’ equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management  is  responsible  for  the  preparation  and  fair  presentation  of  these  consolidated  financial  statements  in  accordance with  Canadian  generally accepted  accounting  principles,  and  for  such  internal  control  as management  determines is  necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our  responsibility  is  to  express  an  opinion  on  these  consolidated  financial  statements  based  on  our  audits.  We  conducted  our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting

Oversight  Board  (United  States)  (“PCAOB”).  Those  standards  require  that  we  comply  with  ethical  requirements  and  plan  and perform  the  audit  to  obtain  reasonable  assurance  about  whether  the  consolidated  financial  statements  are  free  from  material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.

The  procedures  selected  depend  on  the  auditor's  judgment,  including  the  assessment  of  the  risks  of  material  misstatement  of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control

relevant to the entity's preparation and fair presentation   of the financial statements in order to design audit procedures that are appropriate  in  the  circumstances,  but  not  for  the  purpose  of  expressing  an  opinion  on  the  effectiveness  of  the  entity's  internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In  our  opinion,  the  consolidated  financial  statements  present  fairly,  in  all  material  respects,  the  financial  position  of  Reg

Technologies  Inc.  as  at  April  30,  2011  and  2010,  and  the  result  of  its  operations  and  its  cash  flows  for  the  years  then  ended  in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without  qualifying  our  opinion,  we  draw  attention  to  Note  1  in  the  consolidated  financial  statements  which  indicates  that  the

Company incurred a net loss of $246,000 during the year ended April 30, 2011 and, as of that date, had an accumulated deficit of  $21,625,225,  since  inception.  These  conditions,  along  with  other  matters  as  set  forth  in  Note  1,  indicate  the  existence  of  a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Other Matter

The  consolidated  financial  statements of  the  Company  for  the  year  ended April  30, 2009, were  audited by  another auditor who expressed an unmodified opinion on those statements on August 24, 2009.

“ACAL Group”

Chartered Accountants

Vancouver, British Columbia

August 29, 2011

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In   the  United  States,  reporting  standards  for  auditors  require  the  addition  of  an  explanatory paragraph  (following  the  opinion paragraph)  when  the  financial  statements  are  affected  by  significant  uncertainties  and  contingencies  such  as  those  referred

to  in  note  1  to  these  consolidated  financial  statements.   Although  we  conducted  our  audit  in  accordance  with  both  Canadian

GAAS  and  the  standards  of  the  PCAOB,  our  report  to  the  shareholders  dated  August  29,  2011  is  expressed  in  accordance with  Canadian  reporting  standards  which  do  not  require  a  reference  to  such  matters  when  the  uncertainties  are  adequately disclosed in the consolidated financial statements.

“ACAL Group”

Chartered Accountants

Vancouver, British Columbia

August 29, 2011

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at

As at

30 April

30 April

2010

2011

$

$

(Restated 2 (o))

Assets

Current

Cash

88,684

364

GST and interest receivable

14,926

9,882

Prepaid expenses

81,052

1,416

Due from related parties (Note 8)

8,490

28,455

Advances to equity accounted investee (Note 6)

865,607

585,859

1,058,759

625,976

Equipment (Note 5)

2,169

3,346

Mineral Property (Note 7)

232,953

-

1,293,881

629,322

Liabilities

Current

Bank indebtedness

-

494

Accounts payable and accrued liabilities

105,912

57,861

Due to related parties (Note 8)

218,878

146,741

Income taxes payable

-

10,317

Share subscription payable (Note 10)

-

58,877

Convertible debt (Note 11)

19,368

-

Financial instrument liability (Note 10)

35,917

135,816

380,075

410,106

Shareholders’ equity

Share Capital (Note 4)

12,372,889

12,082,039

Subscription received (Note 4)

289,200

-

Warrants (Note 4)

237,714

245,518

Contributed Surplus

9,441,987

9,270,884

Equity component of convertible debt (Note 11)

8,485

-

Non-controlling interest

188,756

-

Deficit

(21,625,225)

(21,379,225)

913,806

219,216

1,293,881

629,322

Nature and Continuance of Operations (Note 1)

Commitments (Note 9)

Subsequent events (Note 14)

On behalf of the Board:

“John Robertson”

Director

   “James L. Vandeberg"

Director

John Robertson

James L. Vandeberg

The accompanying notes are an integral part of these consolidated financial statements.

(1)

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

For the year

For the year ended

For the year

ended April 30,

April 30,

ended April 30,

2011

2010

2009

$

$

$

Expenses

Amortization

2,128

3,551

4,042

Shareholder communication

41,106

82,026

140,157

Consulting fees

32,209

16,542

28,094

Foreign exchange loss (gain)

(27,048)

81,608

(59,268)

Interest expense

10,894

-

-

Management and directors’ fees (Note 8)

61,200

54,700

50,050

Mineral property maintenance costs

(7,254)

8,060

8,060

Office expenses

27,286

33,719

55,950

Professional fees (Note 8)

99,670

105,851

145,407

Research and development

107,700

227,402

185,955

Rent and utilities (Note 8)

15,680

10,182

39,972

Stock-based compensation (Note 4)

89,776

1,348

90,736

Transfer agent and filing fees

15,101

26,925

42,541

Travel and promotion

7,605

15,211

29,616

Wages and benefits

26,750

22,541

24,313

Loss before other items and income taxes

(502,803)

(689,666)

(785,625)

Other income (expense)

Gain on sale of investee’s shares (Note 6)

102,966

142,815

347,099

Net gain on expiration and modification of financial

126,404

6,971

-

instrument liability

Interest income

-

-

-

Unrealized gain (loss) on financial instrument liability

5,872

62,916

14,815

Loss before income taxes

(267,561)

(476,964)

(423,711)

Income tax recovery (expense) – current (Note 12)

10,317

22,062

(32,379)

Net and comprehensive loss

(257,244)

(454,902)

(456,090)

Non-controlling interest

11,244

-

-

Net and comprehensive loss after non-controlling

interest

(246,000)

(454,902)

(456,090)

Loss per share – basic and diluted

(0.01)

(0.02)

(0.02)

Weighted average number of common shares

outstanding – basic and diluted

29,000,177

26,123,280

24,849,721

The accompanying notes are an integral part of these consolidated financial statements.

(2)

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

For the  year

For the  year

For the  year

ended  April 30

ended  April 30

ended  April 30

2011

2010

2009

$

$

$

Cash flows used in operating activities

Net loss

(246,000)

(454,902)

(456,090)

Adjustments to reconcile loss to net cash used by operating activities:

Amortization

2,128

3,551

4,042

Gain on sale of investee’s shares

(102,966)

(142,815)

(347,099)

Imputed interest

7,853

-

-

Non-controlling interest

(11,244)

-

-

Net gain on expiration and modification of financial instrument liability

(126,404)

(6,971)

-

Stock-based compensation

89,776

1,348

90,736

Unrealized (gain) loss on financial instrument liability

(5,872)

(62,916)

(14,815)

Changes in non-cash working capital items:

Bank indebtedness

(494)

494

-

GST and interest receivable

(5,044)

(872)

(1,990)

Prepaid expenses

(79,636)

360

3,240

Due from related parties

19,965

(8,918)

(3,046)

Accounts payable and accrued liabilities

48,051

(20,541)

33,813

Due to related parties

72,137

146,741

-

Income taxes payable

(10,317)

(22,062)

32,379

(348,067)

(567,503)

(658,830)

Cash flows provided by investing activities

(Advances to) repayments from equity accounted investee

(279,748)

(49,421)

(424,126)

Proceeds on sale of investee’s shares and warrants

76,466

240,395

472,730

Mineral property costs

(32,953)

-

-

Purchase of equipment

(951)

-

(740)

(237,186)

190,974

47,864

Cash flows provided by financing activities

Proceeds on convertible debt

50,000

-

-

Repayment on convertible debt

(30,000)

-

-

Proceeds from share subscriptions

289,200

-

-

Proceeds from share issuances, net of issuance costs

364,373

375,786

611,815

673,573

375,786

611,815

Increase (decrease) in cash

88,320

(743)

849

Cash, beginning

364

1,107

258

Cash, ending

88,684

364

1,107

Supplemental Disclosures

Interest paid

-

-

-

Income taxes paid

-

-

-

The accompanying notes are an integral part of these consolidated financial statements.

(3)

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Shareholders’ Equity

(Expressed in Canadian Dollars)

Non-

Total

Common

Common     Subscription  Contributed

Convertible   controlling

Shareholders’

Shares

Shares

Received

Surplus

Warrants

Debt

Interest

Deficit

Equity

#

$

$

$

$

$

$

$

$

Balance – April 30, 2008

–

–

(restated 2 (o))

23,942,759     11,356,689

–     9,162,067

–

(20,468,233)

50,523

Shares issued for cash

1,771,168

444,275

–

–      167,540

–

–  –

611,815

Stock-based compensation

–

–

–

90,736

–

–

–

–

90,736

Net loss

–

–

–

–

–

–

–

(456,090)

(456,090)

–

–

Balance – April 30, 2009

25,713,927     11,800,964

–    9,252,803      167,540

–

–  (20,924,323)

296,984

(restated 2 (o))

Shares issued for cash

2,655,929

281,075

–

–

94,711

–

–

–

375,786

Stock-based compensation

–

–

–

1,348

–

–

–

–

1,348

Expiration of warrants

–

–

–

16,733      (16,733)

–

–

–

–

Net loss

–

–

–

–

–

–

–

(454,902)

(454,902)

–

–

Balance – April 30, 2010

28,369,856     12,082,039

–    9,270,884      245,518

–

–  (21,379,225)

219,216

(restated 2 (o))

    Warrants exercise

460,929

108,610

–

(16,424)

–

–

–

92,186

    Shares issued for cash

1,894,333

182,240

–

89,947

–

–

–

272,187

    Warrants expiration

–

–

–

150,807    (150,807)

–

–

–

-

Warrants extension

–

–

–

69,480

–

–

–

69,480

Option vested

–

–

–

20,296

–

–

–

–

20,296

Subscription received

–

–      289,200

–

–

–

–

–

289,200

Equity component of

–

–

–

–

–

–

–

convertible debt

8,485

8,485

Non-controlling interest

–

–

–

–

–

–      200,000

–

200,000

Net loss

–

–

–

–

–

–    (11,244)

(246,000)

(257,244)

Balance – April 30, 2011

30,725,118     12,372,889

289,200    9,441,987      237,714

8,485

188,756   (21,625,225)

913,806

The accompanying notes are an integral part of these consolidated financial statements.

(4)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended 30 April 2011 and 2010

1.

Nature and Continuance of Operations

Reg Technologies Inc. (“Reg Tech” or the “Company”) is a development stage company in the business of  developing  and  commercially  exploiting  an  improved  axial  vane  type  rotary  engine  known  as  the

Rand   CamTM/Direct   Charge   Engine   and   other   RandCamTM   /   RadMax®   applications,   such   as

compressors  and  pumps  (the  “Technology”).   The  worldwide  marketing  and  intellectual  rights,  other than  in  the  U.S.,  are  held  by  the  Company,  which  as  at  April  30,  2011  owns  3.38  million  shares  of

REGI  U.S,  Inc.  (“REGI”)  (a  U.S.  public  company)  representing  a  11.75%  interest  in  REGI.    REGI

owns  the  U.S,  marketing  and  intellectual  rights.   The  Company  and  REGI  have  a  project  cost  sharing

agreement whereby these companies each fund 50% of the development of the Technology.

In  a  development  stage  company,  management  devotes  most  of  its  activities  to  establishing  a  new

business.    Planned  principal  activities  have  not  yet  produced  any  revenues  and  the  Company  has

incurred  recurring  operating  losses  as  is  normal  in  development  stage  companies.   The  Company  has

accumulated  losses  of  $21,625,225  since  inception.    These  factors  raise  substantial  doubt  about  the

Company’s  ability  to  continue  as  a  going-concern.   The  ability  of  the  Company  to  emerge  from  the

development   stage   with   respect   to   its   planned   principal   business   activity   is   dependent   upon   its

successful  efforts  to  raise  additional  equity  financing,  receive  funding  from  affiliates  and  controlling shareholders, and develop a market for its products.

Management  is  aware  that  material  uncertainties  exist,  related  to  current  economic  conditions,  which could adversely affect the Company’s ability to continue to finance its activities. The Company receives interim  support  from  affiliated  companies  and  plans  to  raise  additional  capital  through  debt  and/or

equity financings.   There continues to be insufficient funds to provide adequate working capital to fund

ongoing  operations  for  the  next  twelve  months.   The  Company  may  also  raise  additional  funds  though

the exercise of warrants and stock options.

There  is  no  certainty  that  the  Company’s  efforts  to  raise  additional  capital  will  be  successful.  These financial  statements  do  not  include  any  adjustments  relating  to  the  recoverability  and  classification  of recorded  asset  amounts  and  classification  of  liabilities  that  might  be  necessary  should  the  Company  be unable to continue in normal operations.

2.

Significant Accounting Policies

a)    Basis of accounting and principles of consolidation

These consolidated financial statements are prepared using Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

These   financial   statements   include   the   accounts   of   the   Company,   its   80%   owned   subsidiary

Minewest  Silver  and  Gold  Inc.  (“Minewest”)  and  its  51%  owned  subsidiary,  Rand  Energy  Group

Inc.  (“Rand”),  which  owns  a  2.2%  (2010  –  2.8%)  interest  in  REGI.  The  Company  also  owns  a

9.55% (2010 – 10.6%) interest  in REGI. Prior to April 30, 2008, REGI was considered a controlled subsidiary  for  consolidation  purposes  by  way  of  control  through  an  annually  renewable  voting trusts  agreement,  with  other  affiliated  companies.  This  trusts  agreement  gave  the  Company  50%

control  of  the  voting  shares  of  REGI.  The  agreement  could  be  cancelled  by  the  President  of  the

51%  owned  subsidiary  with  seven  days’  written  notice  to  the  affiliated  companies.  Effective  April

30,  2008,  the  voting  trusts  agreement  was  cancelled  (Note  6)  and  consequently  the  investment  in

REGI has been accounted for as an equity investment.

(5)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

2.

Significant Accounting Policies (Cont’d)

a)    Basis of accounting and principles of consolidation (Cont’d)

All inter-company accounts and transactions have been eliminated on consolidation.

b)    Investments

Investments  in  which  the  Company  has  the  ability  to  exert  significant  influence  but  does  not  have control  are  accounted  for  using  the  equity  method  whereby  the  original  cost  of  the  investment  is adjusted annually for the Company's share of earnings, losses and dividends during the current year.

When  the  Company’s  carrying  value  in  an  equity  method  investee  company  is  reduced  to  zero,  no further  losses  are  recorded in  the  Company’s  consolidated financial  statements  unless the  Company guaranteed  obligations  of  the  investee  company  or  has  committed  additional  funding.  When  the investee  company  subsequently  reports  income,  the  Company  will  not  record  its  share  of  such income until it equals the amount of its share of losses not previously recognized.

c)    Comparative numbers

The  2010  and  2009  comparative  numbers  have  been  reclassified,  where  applicable,  in  order  to conform with the presentation used in the current year.

d)    Use of estimates

The  preparation  of  financial  statements  in  conformity with  Canadian  generally accepted  accounting principles requires management to make estimates and assumptions that affect the reported amounts of  assets  and liabilities  and disclosure  of  contingent  assets and liabilities  at  the  date  of the financial

statements,   and   the   reported   amounts   of   revenues   and   expenses   during   the   reporting   period.

Significant   areas   requiring   the   use   of   management   estimates   relate   to   the   useful   life   and

recoverability of  long-lived  assets, assumptions  used in the determination of the fair  value  of  stock-

based  compensation,  assumptions  used  in  determining  the  fair  value  of  financial  instruments  and future  income  tax  asset  valuation  allowances.  Actual  results  could  differ  from  those  estimates.  The

Company  bases  its  estimates  and  assumptions  on  current  facts,  historical  experience  and  various other  factors  that it  believes to be reasonable under the  circumstances,  the results of  which form the basis  for  making  judgments  about  the  carrying  values  of  assets  and  liabilities,  and  the  accrual  of costs  and  expenses  that  are  not  readily  apparent  from  other  sources.  The  actual  results  experienced by  the  Company  may  differ  materially  and  adversely  from the  Company’s  estimates.  To  the  extent

there   are   material   differences   between   the   estimates   and   the   actual   results,   future   results   of

operations and future cash flows would be affected.

e)    Equipment

Equipment  consists  of  office  furniture  and  equipment, and  computer  hardware  recorded  at  cost  and amortized on a straight-line basis over a five-year and three-year period, respectively.

(6)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

2.

Significant Accounting Policies (Cont’d)

f)    Research and development costs

The  Company  carries  on  various  research  and  development  activities  to  develop  its  technology.

Research  costs  are  expensed  in  the  periods  in  which  they  are  incurred.    Development  costs  that

meet  all  of  the  criteria  to  be  recognized  as  an  intangible  asset,  including  reasonable  expectation

regarding  future  benefits,  are  capitalized  and  are  amortized  over  their  expected  useful  lives.   To

date the Company has not capitalized any development costs.

g)    Mineral property interests

The Company initially records the acquisition of resource property interests, including option payments under  purchase  agreements  at  cost  which  does  not  necessarily  reflect  market  or  recoverable  value.

Recoverable  value  is  dependent  upon  the  successful  funding  and  development  or  sale  of  the  mineral

interests  and  is  subject  to  measurement  uncertainty.    Exploration  and  development  expenditures  are

deferred   and  capitalized   to   a   property  until  the  project  is   put  into  commercial   production,   sold,

abandoned,  or  when  changes  in  events  or  circumstances  indicate  that  the  carrying  value  may  be impaired.  Where  a  resource  property  interest  is  abandoned,  the  accumulated  acquisition  and  deferred costs relating to that property are written off to operations.

h)    Long-lived assets and impairment

The   carrying   values   of   long-lived   assets   with   fixed   or   determinable   lives   are   reviewed   for

impairment  whenever  events  or  changes  in  circumstances  indicate  recoverable  values  may  be  less

than  carrying amounts.   Recoverable  value  determinations  are  based on  management’s  estimates  of undiscounted and  discounted  future  net cash flows  expected to  be recovered from specific  assets or

groups of assets through use or future disposition.   Impairment charges are recorded in the period in

which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on

a   reporting   period   basis   using   fair   value   determinations   based   on   management’s   estimate   of

recoverable value.

i)    Foreign currency translation

(i)      Translation of foreign currency transactions and balances:

Monetary  balance  sheet  items  are  translated  at  the  rate  prevailing  at  the  balance  sheet  date.

Revenues,   expenses   and   non-monetary   balance   sheet   items   in   foreign   currencies   are

translated   into   Canadian   dollar   equivalents   at   the   rate   of   exchange   prevailing   on   the

transaction dates. The resulting exchange gain or loss is included in operations.

(7)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

2.

Significant Accounting Policies (Cont’d)

i)    Foreign currency translation (Cont’d)

(ii)     Translation of foreign subsidiary balances:

Foreign   currency   transactions   are   translated   using   the   current   rate   method.   Assets   and

liabilities   of   non-integrated   foreign   subsidiaries   are   translated   into   Canadian   dollar

equivalents  at  the  rates  of  exchange  on  the  balance  sheet  date.  The  foreign  subsidiary’s operating  results  are  translated  into  Canadian  dollar  equivalents  using  the  average  exchange rate  for  the  year.  Any  resulting  translation  gain  or  loss  is  deferred  and  included  as  a  separate component of shareholders’ equity.

j)    Income taxes

The  Company  follows  the  asset  and  liability  method  of  accounting  for  income  taxes.  Under  this

method   of   tax   allocation,   future   income   tax   assets   and   liabilities   are   determined   based   on

differences  between  the  financial  statement  carrying  values  and  their  respective  income  tax  basis

(temporary  differences).  Future  income  tax  assets  and  liabilities  are  measured  using  the  tax  rates expected  to  be  in  effect  when  temporary  differences  are  likely  to  reverse.  The  effect  on  future income  tax  assets  and  liabilities  of  a  change  in  tax  rates  is  included  in  operations  in  the  period  in which  the  change  is  enacted  or  substantively  enacted.  The  amount  of  future  income  tax  assets recognized is limited to the amount of the benefit that is likely to be realized.

k)    Stock-based compensation

The  Company  has  adopted  the  fair  value  method  of  accounting  for  all  stock-based  compensation.

The fair value of stock options granted is determined using the Black-Scholes option pricing model.

Stock-based   compensation   is   expensed   over   the   period   of   vesting   and   initially   credited   to

contributed  surplus.  Any  consideration  paid  on  the  exercise  of  stock  options  is  credited  to  share

capital.   When   options   are   exercised,   previously   recorded   compensation   is   transferred   from

contributed surplus to share capital to fully reflect the consideration for the shares issued.

l)    Loss per share

Basic   loss   per   share   is   calculated   using   the   weighted   average   number   of   common   shares

outstanding  during  the  year.  The  Company  uses  the  treasury  stock  method  for  calculating  diluted loss per share. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds  that  could  be  obtained  upon  exercise  of  options,  warrants  and  similar  instruments.  It assumes  that  the  proceeds  would  be  used  to  purchase  common  shares  at  the  average  market  price during  the  period.  However,  diluted  loss  per  share  is  not  presented  where  the  effects  of  various conversions  and  exercise  of  options  and  warrants  would  be  anti-dilutive.  Shares  held  in  escrow,

other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(8)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

2.

Significant Accounting Policies (Cont’d)

m)   Financial instruments

The  Company  follows  Canadian  Institute  of   Chartered  Accountants  (“CICA”)  Sections  3855,

“Financial  Instruments  –  Recognition  and  Measurement”  and  Section  3856,  “Hedges”.  Section

3855  prescribes  when  a  financial  instrument  is  to  be  recognized  on  the  balance  sheet  and  at  what amount.  Under  Section  3855,  financial  instruments  must  be  classified  into  one  of  five  categories:

held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial  liabilities.  All  financial  instruments,  including  derivatives,  are  measured  at  the  balance

sheet   date  at  fair  value  except  for  loans  and  receivables,  held-to-maturity  investments,  and  other financial liabilities which are measured at amortized cost.

The  Company’s  financial  instruments  consist  of  cash,  interest  receivable,  due  from  (to)  related parties,  advances  to  equity  accounted  investee,  accounts  payable,  shares  subscription  payable,

convertible   debt   and   a   financial   instrument   liability.     The   carrying   values  of   these   financial

instruments approximate their fair value unless otherwise noted.

Cash  is  measured  at  face  value,  representing  fair  value,  and  classified  as  held-for-trading.   Interest

receivable,   due   from   related   parties,   and   advances   to   equity   accounted   investee,   which   are

measured  at  amortized  cost,  are  designated  as  loans  and  receivables.    Accounts  payable,  due  to

related  parties  and  shares  subscription  payable  are  measured  at  amortized  cost  and  designated  as

other  financial  liabilities.    The  financial  instrument  liability,  which  is  measured  at  fair  value,  is classified as held-for-trading.

The Company does not use any hedging instruments.

n)    Comprehensive income (loss)

The Company follows the CICA Section 1530, “Comprehensive Income”. Section 1530 establishes standards  for  the  reporting  and  presenting  of  comprehensive  income  (loss)  which  is  defined  as  the change  in equity from transactions and other events  from non-owner  sources.  Other comprehensive income (loss) refers to items  recognized  in  comprehensive  income (loss)  that  are excluded from net income (loss).

o)    Newly adopted standards for the years ended April 30, 2011 and 2010

On  May  1,  2008,  the  Company  adopted  new  CICA  accounting  standards  related  to  accounting changes, capital  disclosures,  financial instruments –  presentation and disclosure,  going concern and

credit  risk.    These  standards  were  adopted  on  a  prospective  basis  and  are  primarily  related  to disclosures.  There  were  no  adjustments  recorded  to  opening  balance  sheet  items  or  deficit  as  a result of the adoption of these standards.

(9)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

2.

Significant Accounting Policies (Cont’d)

o)    Newly adopted standards for the years ended April 30, 2011 and 2010 (Cont’d)

Accounting Changes – CICA Handbook Section 1506

This  standard  establishes  criteria  for  changes  in  accounting  policies,  accounting  treatment  and

disclosure   regarding   changes   in   accounting   policies,   estimates   and   corrections   of   errors.   In

particular,  this section  allows  for  voluntary changes  in  accounting policies  only when  they result in

the  financial  statements  providing  reliable  and  more  relevant  information.    This  section  requires

changes in accounting policies to be applied retrospectively unless doing so is impracticable.

Capital Disclosure – CICA Handbook Section 1535

This   section   specifies   the   disclosure   of   (i)   an   entity’s   objectives,   policies   and   processes   for

managing  capital;  (ii)  quantitative  data  about  what  the  entity  regards  as  a  capital;  (iii)  whether  the

entity   has   not   complied   with   any   capital   requirements;   and   (iv)   if   it   has   not   complied,   the

consequences  of  such   noncompliance.  The   Company  has  included  disclosures  in   Note  13  as

recommended by this new section.

Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These  standards  replaced  CICA  Handbook  Section  3861,  Financial  Instruments  –  Disclosure  and

Presentation.   These  standards  increase  the  disclosures  currently  required,  which  enables  users  to

evaluate   the   significance   of   financial   instruments   for   an   entity’s   position   and   performance,

including  disclosures  about   fair   value.     In   addition,   disclosure   is   required  of   qualitative   and

quantitative   information   about   exposure  to   risks   arising  from  financial   instruments,   including

specified  minimum  disclosures  about  credit  risk,  liquidity  risk,  currency  risk,  interest  rate  risk  and

market  risk.   The  quantitative  disclosures  must  provide  information  about  the  extent  to  which  the entity  is  exposed  to  risk,  based  on  information  provided  internally  to  the  entity’s  key  management

personnel.   This  standard  is  effective  for  the  Company  for  interim  and  annual  periods  relating  to fiscal years beginning on or after May 1, 2008.

In  June  2009,  the  CICA  amended  Section  3862,  Financial  Instruments  –  Disclosures  that  includes additional  disclosure  requirements  about  fair  value  measurements  for  financial  instruments  and liquidity  risk  disclosures.  These  amendments  entail  a  three  level  hierarchy  that  takes  into  account the significance of the inputs used in making the fair value measurements. Additional disclosure has been included in the Company’s consolidated financial statements (See Note 3).

General Standards of Financial Statement Presentation – CICA Handbook Section 1400

In   June   2007,   the   CICA   modified   Section   1400   “General   Standards   of   Financial   Statement

Presentation”  to  require  management  assess  the  Company’s  ability  to  continue  as  going  concern over  a  period  which  is  at  least,  but  not  limited  to,  twelve  months  from  the  balance  sheet  date.  The

Company has included disclosures in Note 1 as recommended by this new section.

(10)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

2.      Significant Accounting Policies (Cont’d)

o)    Newly adopted standards for the years ended April 30, 2011 and 2010 (Cont’d)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities – EIC 173

In  January  2009,  the  CICA  approved  EIC  173,  Credit  Risk  and  the  Fair  Value  of  Financial  Assets  and

Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should  be  taken  into  account  in  determining  the  fair  value  of  financial  assets  and  financial  liabilities including derivative instruments.

Business combinations, consolidated financial statements and non-controlling interests

In  January  2009,  the  CICA  issued  Handbook  Sections  1582  –  Business  Combinations,  1601  –

Consolidated  Financial  Statements  and  1602  –  Non-controlling  Interests  which  replace  CICA

Handbook  Sections  1581  –  Business  Combinations  and  1600  –  Consolidated  Financial  Statements.

Section  1582  establishes  standards  for  the  accounting  for  business  combinations  that  is  equivalent to  the  business  combination  accounting standard  under  International  Financial  Reporting Standards

(“IFRS”).  Section  1582  is  applicable  for  the  Company’s  business  combinations  with  acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted. Section 1601 together with  Section  1602  establishes  standards  for  the  preparation  of  consolidated  financial  statements.

Section  1601  is  applicable  for  the  Company’s  interim  and  annual  consolidated  financial  statements for  its  fiscal  year  beginning  January  1,  2011.  Early  adoption  of  this  Section  is  permitted.  If  the

Company  chooses  to  early  adopt  any  one  of  these  Sections,  the  other  two  sections  must  also  be adopted  at  the  same  time.  The  Company  has  early  adopted  and  applied  retroactively  these  sections on May 1, 2010. As a result, the Company treated $7,137,235 in gain due to ownership of net assets resulting  from subsidiary  shares  issued  as  equity  transactions,  which  previously  have  been  charged to the statements of loss during the prior years.

p)    Recent Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will

significantly  affect  financial  reporting  requirements  for  Canadian  companies.    The  AcSB  strategic

plan  outlines  the  convergence  of  Canadian  GAAP  with  IFRS  over  an  expected  five  year  transitional

period.   In  February  2008  the  AcSB  announced  that  2011  is  the  changeover  date  for  publicly-listed

companies  to  use  IFRS,  replacing  Canadian  GAAP.   This  date  is  for  interim  and  annual  financial

statements  relating  to  fiscal  years  beginning  on  or  after  January  1,  2011.   The  Company’s  transition

date of May 1, 2010 will require the restatement for comparative purposes of amounts reported by the

Company for  the  year  ended  April  30,  2011.   In  July 2008  AcSB  announced  that  early adoption  will

be  allowed  in  2009  subject  to  seeking  exemptive  relief.   The  Company  is  currently  in  the  process  of

executing an IFRS conversion plan.   This will be an ongoing process as the International Accounting

Standards  Board  and  the  AcSB  issue  new  standards  and  recommendations.  The  Company  does anticipate  a  significant  increase  in  disclosure  resulting  from  the  adoption  of  IFRS  as  well  as  certain presentation differences.

(11)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

3.      Financial Instruments

Foreign exchange risk

The  Company  is  primarily  exposed  to  currency  fluctuations  relative  to  the  Canadian  dollar  through

expenditures  that  are  denominated  in  US  dollars.    Also,  the  Company  is  exposed  to  the  impact  of

currency fluctuations on its monetary assets and liabilities.

The  operating  results  and  the  financial  position  of  the  Company  are  reported  in  Canadian  dollars.

Fluctuations  in  exchange  rates  will,  consequently,  have  an  impact  upon  the  reported  operations  of  the

Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The  Company  is  exposed  to  foreign  currency  risk  through  the  following  financial  assets  and  liabilities that are denominated in United States dollars:

Advances to

Equity

Due to

Accounted

Accounts

April 30, 2011

Cash

Related Party

Investee

Payable

$

(1,023)

$

3,465

$

604,869

$

21,745

At   April   30,   2011   with   other   variables   unchanged,   a   +/-10%   change   in   exchange   rates   would

increase/decrease pre-tax loss by approximately +/- $63,110.

Interest rate and credit risk

The Company has minimal  cash balances and no interest-bearing debt. The Company has no significant concentrations  of  credit  risk  arising  from  operations.  The  Company's  current  policy  is  to  invest  any significant  excess  cash  in  investment-grade  short-term  deposit  certificates  issued  by  reputable  financial institutions  with  which  it  keeps  its  bank  accounts  and  management  believes  the  risk  of  loss  to  be remote.  The  Company  periodically  monitors  the  investments  it  makes  and  is  satisfied  with  the  credit ratings of its banks.

Receivables consist of goods and services tax due from the Federal Government.  Management believes that the credit risk concentration with respect to receivables is remote.

Liquidity Risk

Liquidity  risk  is  the  risk  that  the  Company  will  not  be  able  to  meet  its  financial  obligations  as  they  fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 13.

(12)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

3.    Financial Instruments (Cont’d)

Fair Value Measurement

The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862 “Financial Instruments

Disclosures”  requires  disclosure  of  a  three-level  hierarchy  for  fair  value  measurements  based  upon  the significance of inputs used in making fair value measurements as follows:

−     Level 1 – quoted prices in active markets for identical assets or liabilities.

−     Level  2  –  inputs  other  than  quoted  prices  included  in  Level  1  that  are  observable  for  the  asset  or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices).

−     Level 3 – inputs for the asset or liability that are not based on observable market data.

At  April  30,  2011,  all  of  the  financial  instruments  measured  at  fair  value  are  included  in  Level  1  except financial instrument liability and convertible debts, which are in Level 2.

4.

Common Stock

Authorized

50,000,000 Common shares without par value

10,000,000 Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares

5,000,000 Class A non-voting shares without par value.  Special rights and restrictions apply.

Treasury Shares

At April 30, 2011, Rand owns 217,422 (2010 – 217,422) shares of  the Company valued at  $43,485 that

have  been  deducted  from  the  total  shares  issued  and  outstanding.   The  value  of  these  shares  has  been

deducted from share capital.

(13)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

4.      Common Stock (Cont’d)

Private placements

On  January  26,  2010,  the  Company  completed  a  private  placement,  whereby  it  issued  1,012,596  units  at

$0.15  per  unit  for  proceeds  of  $151,889.  Each  private  placement  unit  consisted  of  one  common  share  and share  purchase  warrant.  Each  warrant  entitles  the  holder  to  purchase  one  additional  share  of  common  stock at a price of $0.20 per share for one year.  The fair value of the warrants included in the units was estimated

to  be  $0.04  using  the  Black-Scholes  option  pricing  model  using  the  following  assumptions:    risk  free

interest  rate  of  1.17%,  expected  volatility  of  97%,  an  expected  life  of  1  year  and  no  expected  dividends.

Finders’  fees  of  $7,050  were  paid  in  connection  with  the  private  placement,  which  are  included  in  share issuance  costs.  172,596  of  the  warrants  were  exercised  during  the  year  ended  April  30,  2011  and  the expiration date of the remaining 840,000 warrants was extended to July 26, 2011. The value of the extended warrants  was  estimated  at  $6,184  using  the  Black-Scholes  option  pricing  model  using  the  following

assumptions:   risk  free  interest  rate  of  1.64%,  expected  volatility  of  148.48%,  an  expected  life  of  0.5  year and no expected dividends.  The warrants expired on July 26, 2011.

On  March  28,  2010,  the  Company  completed  a  private  placement,  whereby  it  issued  1,643,333  units  at

$0.15  per  unit  for  proceeds  of  $246,500.  Each  private  placement  unit  consisted  of  one  common  share  and share  purchase  warrant.  Each  warrant  entitles  the  holder  to  purchase  one  additional  share  of  common  stock at a price of $0.20 per share for one year.  The fair value of the warrants included in the units was estimated

to  be  $0.03  using  the  Black-Scholes  option  pricing  model  using  the  following  assumptions:    risk  free

interest  rate  of  0.87%,  expected  volatility  of  99%,  an  expected  life  of  1  year  and  no  expected  dividends.

Finders’  fees  of  $12,068  were  paid  in  connection  with  the  private  placement,  which  are  included  in  share issuance  costs.  288,333  of  the  warrants  were  exercised  during  the  year  ended  April  30,  2011  and  the expiration  date  of  the  remaining 1,355,000  warrants  was  extended  to  September  24,  2011. The  value  of  the extended  warrants  was  estimated  at  $63,296  using  the  Black-Scholes  option  pricing  model  using  the

following assumptions:   risk free interest rate of  1.56%, expected volatility of 145%, an expected life of  0.5 year and no expected dividends.

On April 24, 2011, the Company completed a private placement, whereby it issued 1,894,333 units at $0.15 per  unit  for  proceeds  of  $284,150.  Each  private  placement  unit  consisted  of  one  common  share  and  share purchase  warrant.  Each  warrant  entitles  the  holder  to  purchase  one  additional  share  of  common  stock  at  a

price  of  $0.20  per  share  for  one  year.   The  fair  value  of  the  warrants  included  in  the  units  was  estimated  to

be  $0.07  using  the  Black-Scholes  option  pricing  model  using  the  following  assumptions:   risk  free  interest

rate  of  1.69%,  expected  volatility  of  144%,  an  expected  life  of  1  year  and  no  expected  dividends.   Finders’

fees  of  $8,500  and  other  related  costs  of  $3,463  were  paid  in  connection  with  the  private  placement,  which are included in share issuance costs.

As  at  April  30,  2011,  the  Company  and  Minewest  received  total  subscriptions  of  $289,200.  These  shares were not issued as at April 30, 2011.

(14)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

4.

Common Stock (Cont’d)

Stock Options

The  Company  has  implemented  a  stock  option  plan  (the  “Plan”)  to  be  administered  by  the  Board  of

Directors.   Pursuant to the Plan, the Board of  Directors has discretion to grant options for up to a maximum of  10%  of  the  issued  and  outstanding  common  shares  of  the  Company  at  the  date  the  options  are  granted.

The option price under each option shall be not less than the discounted market price on the grant date.  The expiry  date  of  an  option  shall  be  set  by  the  Board  of  Directors  at  the  time  the  option  is  awarded,  and  shall not be more than five years after the grant date.

These options have the following vesting schedule:

i)

Up  to  25%  of  the  option  may  be  exercised  at  any  time  during  the  term  of  the  option;  such  initial exercise is referred to as the “First Exercise”.

ii)

The  second  25%  of  the  option  may  be  exercised  at  any  time  after  90  days  from  the  date  of  First

Exercise; such second exercise is referred to as the “Second Exercise”.

iii)

The  third  25%  of  the  option  may  be  exercised  at  any  time  after  90  days  from the  date  of  Second

Exercise; such third exercise is referred to as the “Third Exercise”.

iv)

The  fourth  and  final  25%  of  the  option  may  be  exercised  at  any  time  after  90  days  from the  date of the Third Exercise.

v)

The options expire 60 months from the date of grant.

Options granted to consultants engaged in investor relations activities will vest in stages over a minimum of

12 months with no more than 25% of the options vesting in any three-month period.

During the year ended April 30, 2011, the Company recorded stock-based compensation of $20,296 (2010 -

$1,348) as a general and administrative expense.

On  April  19,  2010,  the  Company  granted  50,000  stock  options  from  the  Plan  a  consultant  exercisable  at

$0.21  per  share,  up  to  April  19,  2015.   The  fair  value  of  options  was  estimated  using  the  Black-Scholes option  pricing  model  using  the  following  weighted  average  assumptions:  risk  free  interest  rate  of  2.74%,

expected  volatility  of  102%,  an  expected  option  life  of  5  years  and  no  expected  dividends.   The  weighted

average fair value of options granted was $0.11 per option. The Company recognized $1,348 as stock-based compensation  in  relation  to  this  grant,  with  $4,044  to  be  recognized  in  future  accounting  periods  as  the options continue to vest.

On  October  21,  2010,  the  Company  granted  750,000  stock  options  from  the  Plan  to  a  director  of  the

Company  exercisable  at  $0.14  per  share,  up  to  October  21,  2015.   The  fair  value  of  options  was  estimated

using  the  Black-Scholes  option  pricing  model  using  the  following  weighted  average  assumptions:  risk  free interest  rate  of  1.72%,  expected  volatility  of  106%,  an  expected  option  life  of  5  years  and  no  expected

dividends.   The weighted average fair value of options granted was $0.11 per option. During the year ended

April 30, 2011 the Company recognized $20,296 as stock-based compensation in relation to this grant, with

$60,888 to be recognized in future accounting periods as the options continue to vest.

As at April 30, 2011, as the Company believes that it is not probable that any options would vest  except the first  25%  of  the  options  that  vested  immediately  at  a  date  of  the  First  Exercise,  the  fair  value  of  the  first

25% of the options that vested were charged to the consolidated statements of loss and comprehensive loss.

(15)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

4.

Common Stock (Cont’d)

Stock Options (Cont’d)

The following is a summary of options activities during the years ended April 30, 2011 and 2010:

Weighted

average

Number of

exercise

options

price

$

Outstanding at April 30, 2009

1,525,000

0.30

Granted

50,000

0.21

Outstanding at April 30, 2010

1,575,000

0.30

Expired

(750,000)

0.30

Granted

750,000

0.14

Outstanding at April 30, 2011

1,575,000

0.30

Weighted average fair value of options granted during the year ended April 30, 2011

0.11

The following options were outstanding at April 30, 2011:

Expiry Date

Exercise

Number

Remaining

price

of options

contractual life

(years)

$

August 1, 2013

0.40

400,000

2.26

April 22, 2014

0.21

375,000

2.98

April 19, 2015

0.21

50,000

3.97

October 21, 2015

0.14

750,000

4.48

Options Outstanding

1,575,000

Options Exercisable

393,570

(16)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

4.

Common Stock (Cont’d)

Share Purchase Warrants

The following is a summary of warrant activities during the years ended April 30, 2011 and 2010:

Weighted

average

Number of

exercise

warrants

price

$

Outstanding at April 30, 2009

1,543,168

0.56

Issued

2,655,929

0.20

Expired

(228,000)

0.35

Outstanding at April 30, 2010

3,971,097

0.33

Expired

(1,315,168)

0.60

Exercised

(460,929)

0.20

Issued

1,894,333

0.20

Outstanding at April 30, 2011

4,089,333

0.20

The following warrants were outstanding at April 30, 2011:

Expiry Date

Exercise

Number

price

of warrants

$

July 26, 2011

0.20

840,000

September 24, 2011

0.20

1,355,000

February 24, 2012

0.20

1,894,333

Warrants Outstanding

4,089,333

5.

Equipment

Accumulated

2011

Cost

Amortization

Net

Computer hardware

$

8,323

$

7,187

$

1,136

Office furniture and equipment

8,849

7,816

1,033

Total

$

17,172

$

15,003

$

2,169

Accumulated

2010

Cost

Amortization

Net

Computer hardware

$

7,372

$

6,829

$

543

Office furniture and equipment

8,849

6,046

2,803

Total

$

16,221

$

12,875

$

3,346

(17)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

6.      Equity Accounted Investee

The  Company’s  investment  in  REGI  has  been  reduced  to  $nil  as  the  Company’s  share  of  past  losses exceeded the carrying value of the investment in REGI.

At  April  30,  2011,  the  Company  is  owed  an  aggregate  of  $865,607  (2010  -  $585,859)  by  REGI.  The amounts owed are unsecured, non-interest bearing and due on demand.

During  the  year  ended  April  30,  2011,  the  Company  recognized  a  gain  of  $102,966  (2010  –  $142,815)

relating to the sale of 458,300 (2010 – 621,725) of shares of REGI by the Company and Rand.

7.

Mineral property, Minewest and Asset Transfer Agreement

On  July  20,  2010  the  Company  signed  an  asset  transfer  agreement  with  its  newly  incorporated  subsidiary,

Minewest,  a  private  company  incorporated  in  British  Columbia  for  the  purpose  of  acquiring  and  exploring mineral  properties.  In  accordance  with  the  agreement  the  Company  transfers  its  100%  ownership  in  its undivided  45% interest  subject  to  a 5%  net  smelter return  in  33 mining claims situated in  the Tootsee  River area in the Province of British Columbia for following consideration:

-      Cash payment of $25,000 on or before August 15, 2010 (paid);

-      Issuance of 8,000,000 shares of Minewest voting common shares (issued).

Effective   December   15,   2010   Minewest   signed   a   purchase   agreement   with   Rapitan   Resources   Inc.

("Rapitan"),  wherein  Minewest  purchased  100%  of  Rapitan’s  25%  interest  in  the  Silverknife  property  for the following consideration:

−     Cash payment of $10,000 (paid);

−     Issuance of 2,000,000 shares of common stocks of Minewest (issued).

As  at  April  30,  2011,  Minewest  has  incurred  acquisition  costs  of  $210,000  and  exploration  expenditures  of

$22,953  consisting  of  geological  consulting  fees  of  $17,311  and  mineral  claim  renewal  of  $5,642  on  the

Silverknife property.

(18)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

8.

Related Party Transactions

At  April  30,  2011,  the  Company  is  owed  an  aggregate  of  $8,490  (2010  -  $28,455)  by  related  parties  and

owed  an  aggregate  of  $218,878  (2010  -  $146,741)  to  related  parties.   The  amounts  owed  are  unsecured,

non-interest  bearing  and  due  on  demand.   These  parties  are  companies  that  the  President  of  the  Company controls or significantly influences.

During  the  year  ended  April  30,  2011,  rent  of  $15,680  (2010  -  $10,181)  incurred  with  a  company  having common officers and directors.

During  the  year  ended  April  30,  2011,  management  fees  of  $30,000  (2010  -  $32,500)  were  incurred  to  a company having common officers and directors.

During  the  year  ended  April  30,  2011,  research  and  development  costs  of  $75,000  (2010  -  $63,300)  were paid to a company having common officers and directors.

During  the  year  ended  April  30,  2011,  management  and  directors’  fees  of  $31,200  (2010  -  $22,200)  were paid to officers, directors and companies controlled by officers and directors for services rendered.

The above transactions were in the normal course of operations and are recorded at their exchange amounts.

9.

Commitments

a)    In connection with the acquisition of Rand, the Company has the following royalty obligations:

i)

A  participating  royalty  is  to  be  paid  based  on  5%  of  all  net  profits  from  sales,  licenses,  royalties

or  income  derived  from  the  patented  technology,  to  a  maximum  amount  of  $10,000,000.   The

participating  royalty  is  to  be  paid  in  minimum  annual  instalments  of  $50,000  per  year  beginning on the date the first revenues are derived from the license or sale of the patented technology.

ii)

Pursuant  to  a  letter  of  understanding dated  December  13,  1993,  between the  Company and  REGI

(collectively    called    the    grantors)    and    West    Virginia    University    Research    Corporation

(“WVURC”),  the  grantors  have  agreed  that  WVURC  shall  own  5%  of  all  patented  technology and  will  receive  5%  of  all  net  profits  from  sales,  licenses,  royalties  or  income  derived  from  the patented technology.

iii)

A 1% net profit royalty will be payable to a director on all U.S. – based sales.

b)    The  Company is  committed  to  fund  50%  of  the  further  development  of the  Rand CamTM/Direct  Charge

Engine Technology.

c)    On  November  1,  2010,  the  Company  extended  the  office  lease  agreement  for  one  additional  year  for  a total of $13,185.

(19)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

10.     Financial Instrument Liability

Rand’s private sales of REGI shares

On November 9, 2009, Rand sold 238,000 units at  US$0.25 per unit  consisting one common share of  REGI and  one  share  purchase  warrant  entitling  the  holder  to  purchase  one  additional  share  of  REGI  at  US$0.35 per share expiring November 9, 2010.  The warrants expired on November 9, 2010.

During March, 2010, 163,000 warrants issued in March, 2009 were exercised at US$0.35 per share of REGI

shares   and   the   additional   163,000   shares   of   REGI   were   sold   by   Rand   for   total   proceeds   of

$58,877(US$57,050). These shares were transferred by Rand to the purchasers on May 4, 2010.

On March 12, 2010, 1,101,933 warrants issued on March 12, 2009 expired, of which 894,333 warrants were extended for one year expiring March 12, 2011. The fair value of the extended warrants on March 12, 2010 was  determined  using  the  Black-Scholes  option  pricing  model  using  the  following  weighted  average assumptions:  risk  free  interest  rate  of  0.15%,  expected  volatility  of  117%,  an  expected  option  life  of  1  year and no expected dividends. These warrants expired on March 12, 2011.

As at April 30, 2011 the details of the share purchase warrants are as follows:

Closing date of sale

# of warrants

Exercise price

Expiry date

March 27, 2008

80,000

US$   1.50

March 27, 2013

May 6, 2008

40,000

US$   1.50

May 6, 2013

October 5, 2010

295,300

US$  0.30

October 5, 2011

The fair value of the warrants as follows:

Fair value at

Fair value at

Expiry date

April 30, 2011

April 30, 2010

March 27, 2013

$

9,874

$

6,292

May 6, 2013

5,120

3,120

October 5, 2011

20,923

-

March 12, 2011

-

86,863

November 9, 2010

-

39,541

Total

$

35,917

$

135,816

(20)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

10.     Financial Instrument Liability (Cont’d)

Black-Scholes Option-Pricing Model Assumptions

The fair value of each warrant issued was calculated using the Black-Scholes option-pricing model with the following assumptions:

30 April 2011

30 April 2010

Expected dividend yield

0.00%

0.00%

Expected stock price volatility

207.57%

98% - 115%

Risk-free interest rate

1.67%

0.38% - 2.42%

Expected life of warrants (years)

1.91 – 2.02

0.87 – 3.01

Reg Tech’s private sales of REGI shares

On  November  9,  2009,  Reg  Tech  sold  280,000  units  (2009  –  nil  units)  at  $0.25  per  unit  consisting  one common  share  of  REGI  and  one  share  purchase  warrant  entitling  the  holder  to  purchase  one  additional share of REGI at $0.35 per share expiring November 9, 2010.  The warrants expired on November 9, 2010.

The  warrants  are  a  derivative,  and  the  proceeds  on  the  sale  of  the  units  were  bifurcated  between  the  fair

value  of  the  common  shares  and  the  share  purchase  warrants.   The  proceeds  allocated  to  the  warrants  were

$21,304  (2009  -  $nil)  upon  issuance.   The  fair  value  of  the  warrants  at  the  closing  date  was  determined using  the  Black-Scholes  option  pricing  model  using  the  following  weighted  average  assumptions:  risk  free interest  rate  of  0.31%,  expected  volatility  of  121%,  an  expected  option  life  of  1  year  and  no  expected dividends.  The  fair  value  of  the  warrants  at  April  30,  2010  was  determined  at  $21,373  using  the  Black-

Scholes  option  pricing  model  using  the  following  weighted  average  assumptions:  risk  free  interest  rate  of

0.24%, expected volatility of 121%, an expected option life of 0.53 year and no expected dividends.

On October 6, 2010, Reg Tech sold 295,300 units $0.25 per unit consisting one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of  REGI at $0.30 per share expiring October 5, 2011.

The  warrants  are  a  derivative,  and  the  proceeds  on  the  sale  of  the  units  were  bifurcated  between  the  fair

value  of  the  common  shares  and  the  share  purchase  warrants.   The  proceeds  allocated  to  the  warrants  were

$32,377  upon  issuance.   The  fair  value  of  the  warrants  at  the  closing  date  was  determined  using  the  Black-

Scholes  option  pricing  model  using  the  following  weighted  average  assumptions:  risk  free  interest  rate  of

1.21%,  expected  volatility  of  222.74%,  an  expected  option  life  of  1  year  and  no  expected  dividends.  The fair  value  of  the  warrants  at  April  30,  2011  was  determined  at  $20,923  using  the  Black-Scholes  option pricing model  using the  following weighted  average  assumptions:  risk free  interest  rate  of  1.10%,  expected volatility of 193%, an expected option life of 0.44 year and no expected dividends.

(21)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

11.     Convertible Debenture

On  June  1,  2010,  the  Company  issued  a  convertible  debenture  for  total  proceeds  of  $50,000  which  bears interests  at  8%  per  annum  payable  monthly,  is  unsecured  and  due  one  year  from  date  of  issuance.  The unpaid amount of principal can be converted at any time at the holder’s option into shares of the Company’s common  stock  at  a  price  of  $0.20  per  share.  The  Company  has  the  option  to  repay  principal  and  accrued interest before the due date with 30 days’ notice.

The  fair  value  of  the  debt  component  of  the  convertible  loan  was  estimated  using  discounted  cash  flow  at

10% for equivalent  debt  without  the  conversion  feature.   The fair  value  of equity component  was estimated

using  Black-Scholes  option  pricing  model  with  following  assumptions:    risk-free  interest  rate  of  1.11%,

dividend  of  0%,  expected life  of 1  year  and  expected  volatility of  93%. The  debt and  equity components  of the  convertible  loans  were  then  measured  using  the  proportional  or  relative  fair  value  method  and  were initially recorded at $41,515 and $8,485 respectively.

On  February  18,  2011  principal  amount  of  $30,000  was  repaid  to  the  debt  holder,  with  loss  on  early payment of $1,564 recorded as financing cost.

As  at  April  30,  2011,  $6,289  interest  has  been  amortized  with  its  debt  component  carried  at  amortized  cost of $19,368. As at April 30, 2011, interest of $3,062 has been paid to the lender.

12.     Income Taxes

Income  tax  expense  differs  from  the  amount  that  would  result  from  applying  the  combined  federal  and

provincial  income  tax  rate  to  earnings  before  income  taxes.   These  differences  result  from  the  following

items:

For the year ended      For the year ended

April 30, 2011

April 30, 2010

$

$

Net loss before income taxes

(267,561)

(476,964)

Combined federal and provincial income tax rate

27.80%

29.50%

Expected income tax recovery

(74,383)

(140,705)

Increase (decrease) due to:

Non-deductible expenses

37,124

4,898

Change in long-term Canadian tax rate and other

5,008

25,191

Expiry of non-capital losses

-

27,354

Change in valuation allowance

76,185

80,922

Non-taxable portion of gain

(54,251)

(19,722)

Income tax expense (recovery)

(10,317)

(22,062)

(22)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

12.     Income Taxes (Cont’d)

The components of future income tax assets are as follows:

2011

2010

$

$

Non-capital losses

767,506

678,000

Intangible assets and other

147,056

160,000

Equipment

49,924

50,000

964,486

888,000

Valuation allowance

(964,486)

(888,000)

Net future income tax asset assets

-

-

The  Company  has  non-capital  losses  of  approximately  $3,070,026  that  may  be  available  to  offset  future income for income tax purposes.  These losses expire as follows:

$

2014

145,129

2015

211,935

2026

402,253

2027

316,606

2028

571,468

2029

711,984

2030

352,737

2031

357,914

3,070,026

A  full  valuation  allowance  has  been  recorded  against  the  potential  future  income  tax  assets  as  their utilization is not considered more likely than not.

13.     Capital Management

The  Company’s  objectives  when  managing  capital  are  to  safeguard  the  Company’s  ability  to  continue as  a  going  concern  in  order  to  pursue  the  development  of  its  technologies  and  to  maintain  a  flexible

capital   structure   for   its   projects   for   the   benefit   of   its   stakeholders.   As   the   Company   is   in   the

development stage, its principal source of funds is from the issuance of common shares.

In  the  management  of  capital,  the  Company  includes  the  share  capital  as  well  as  cash,  receivables,

related party receivables and advances to equity accounted investee.

The  Company  manages  the  capital  structure  and  makes  adjustments  to  it   in  light  of   changes  in

economic  conditions  and  the  risk  characteristics  of  the  underlying  assets.  To  maintain  or  adjust  the capital  structure,  the  Company  may  attempt  to  issue  new  shares,  acquire  or  dispose  of  assets  or  adjust the amount of cash and short-term investments.

The  Company  expects  its  capital  resources,  which  include  a  share  offering  and  the  sale  of  investee shares  and  warrants,  will  be  sufficient  to  carry  its  research  and  development  plans  and  operations through its current operating period.

The Company is not subject to externally imposed capital requirements and there were no changes in its approach to capital management during the year ended April 30, 2011.

(23)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

14.     Subsequent Events

Convertible Debenture

On  June  1,  2011,  the  convertible  debenture  for  total  principal  of  $20,000  matured  and  renewed  to  June  1,

2012.    The  debenture  bears  interests  at  8%  per  annum  payable  monthly  and  is  unsecured.  The  unpaid amount  of  principal  can  be  converted  at  any  time  at  the  holder’s  option  into  shares  of  the  Company’s common stock at a price of $0.20 per share.

Warrants expired

On  July  26,  2011,  840,000  warrants  of  the  Company  exercisable  at  $0.20  per  share  into  the  Company’s common stock have expired, unexercised.

Private placement

On  June  9,  2011,  the  Company  completed  a  private  placement,  whereby  it  issued  2,043,300  units  at  $0.15 per unit for proceeds of $306,450. Each private placement unit consisted of one common share and one half share  purchase  warrant.  Two  half  warrants  entitle  the  holder  to  purchase  one  additional  share  of  common stock at a price of $0.20 per share for one year.

Minewest subscription received

During  May,  2011  Minewest  received  total  subscriptions  of  $20,000  for  100,000  common  shares  of

Minewest. The shares have not yet been issued.

(24)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

15.     Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP

and “Canadian GAAP”)

These   consolidated   financial   statements   have   been   prepared   in   accordance   with   Canadian   generally

accepted accounting principles (Canadian  GAAP).   A description  of  US  GAAP  and  practices  prescribed  by the  US  Securities  and  Exchange  Commission  (collectively  US  GAAP)  that  result  in  material  measurement differences from Canadian GAAP are as follows:

a)      Development Stage Company

Pursuant  to  US  GAAP,  the  Company  would  be  subject  to  the  disclosure  requirements  applicable  to  a development  stage  enterprise  as  the  Company  is  devoting  its  efforts  to  establishing  commercially viable  products.  However,  the  identification  of  the  Company as  such  for  accounting purposes  does  not impact the measurement principles applied to these financial statements.

b)      Mineral Properties and Deferred Exploration Costs

Under   Canadian   GAAP,   mineral   property   interests   and   deferred   exploration   costs,   including

acquisition  and  exploration  costs,  are  carried  at  cost  and  written  down  if  the  properties  are  abandoned,

sold  or  if  management  determines  there  to  be  an  impairment  in  value.  Under  United  States  GAAP,

mineral property interests are carried at cost and deferred exploration costs are expensed as incurred.

c)      Donated Capital

Under US GAAP, the Company recognizes the value of services provided by management at no charge to the Company as donated capital. Under Canadian GAAP, no amount is recognized.

d)    Asset Retirement Obligations

Under  US  GAAP,  ASC  410,  “Asset  Retirement  and  Environmental   Obligations”  requires  companies

to  record  the  fair  value  of  the  liability  for  closure  and  removal  costs  associated  with  legal  obligations upon  the  retirement  or  removal  of  any  tangible  long-lived  assets  effective  June  1,  2003.  Under  this standard, the initial recognition of the liability is capitalized as part of the asset cost and amortized over its  estimated  useful  life.  For  Canadian  GAAP  purposes,  effective  June  1,  2004,  the  Company  adopted the  provisions  of  CICA  HB  Section  3110,  “Asset  Retirement  Obligations”,  which  are  substantially similar  to  those  of  ASC  410.  The  Company  has  determined  that  there  were  no  material  differences  in the  measurement  and  presentation  of  asset  retirement  obligations  between  Canadian  GAAP  and  US

GAAP as at April 30, 2011 and 2010.

(25)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

15.     Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP

and “Canadian GAAP”) (Cont’d)

e)      Recent Accounting Pronouncements

In  June  2009,  the  FASB  issued  FASB  ASC  105,  “The  FASB  Accounting  Standards  Codification  and

the  Hierarchy  of  Generally  Accepted  Accounting  Principles  –  a  replacement  of  FASB  Statement  No.

162”.   Under  FASB  ASC  105  the  “FASB  Accounting  Standards  Codification”  (“Codification”)  will

become  the  source  of  authoritative  US  GAAP  to  be  applied  by  nongovernmental  entities.   Rules  and

interpretive  releases  of  the  Securities  and  Exchange  Commission  (“SEC”)  under  authority  of  federal securities  laws  are  also  sources  of  authoritative  GAAP  for  SEC  registrants.  The  Codification  became effective  for  financial  statements  issued  for  interim  and  annual  periods  ending  after  September  15,

2009.   On the effective date, the Codification will  supersede all then-existing non-SEC accounting and reporting  standards.  All  other  non-grandfathered  non-SEC  accounting  literature  not  included  in  the

Codification  will  become  non-authoritative.  The  Company  changed  the  Company’s  references  to  U.S.

GAAP accounting standards but did not impact the Company’s results of operations, financial position or cash flows.

In June 2009, the Securities and Exchange Commission’s Office of the Chief Accountant and Division

of  Corporation  Finance  announced  the  release  of  Staff  Accounting  Bulletin  (SAB)  No.  112.  This  staff accounting  bulletin  amends  or  rescinds  portions  of  the  interpretive  guidance  included  in  the  Staff

Accounting  Bulletin  Series  in  order  to  make  the  relevant  interpretive  guidance  consistent  with  current authoritative  accounting  and  auditing  guidance  and  Securities  and  Exchange  Commission  rules  and regulations.  Specifically,  the  staff  is  updating  the  Series  in  order  to  bring  existing  guidance  into

conformity   with   recent   pronouncements   by   the   Financial   Accounting   Standards   Board,   namely,

Statement  of  Financial  Accounting  Standards  No.  141  (revised  2007)  (ASC  Topic  805),  Business

Combinations,  and  Statement  of  Financial  Accounting  Standards  No.  160  (ASC  Topic  810),  Non-

controlling Interests in Consolidated Financial Statements. The statements in staff accounting bulletins are not rules or interpretations of  the Commission, nor are they published as bearing the Commission's official approval. They represent interpretations and practices followed by the Division of Corporation

Finance  and  the  Office  of  the  Chief  Accountant  in  administering  the  disclosure  requirements  of  the

Federal securities laws.

In   April   2009,   an   update   was   made   to   the   FASB   ASC   820,   “Fair   Value   Measurements   and

Disclosures”, that  provides additional  guidance for  estimating fair  value  when the volume  and  level  of

activity for the assets  or  liability have significantly decreased.   This update is  effective  for interim and

annual  periods  ending  after  June  15,  2009  with  early  adoption  permitted  for  periods  ending  after

March  15,  2009.   The  adoption  of  this  guidance  did  not  impact  the  Company’s  results  of  operations,

financial position or cash flows.

(26)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

15.     Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP

and “Canadian GAAP”) (Cont’d)

e)      Recent Accounting Pronouncements (continued)

In  April  2009,  an  update  was  made  to  FASB  ASC  825,  “Financial  Instruments”,  which  requires  a publicly  traded  company  to  include  disclosures  about  the  fair  value  of  its  financial  instruments

whenever  it  issues  summarized  financial  information  for  interim  reporting  periods.    This  update  is

effective  for  interim  reporting  periods  ending  after  June  15,  2009,  with  early  adoption  permitted  for

periods  ending  after  March  15,  2009.   The  adoption  of  this  guidance  did  not  impact  the  Company’s results of operations, financial position or cash flows.

In  May  2009,  the  FASB  announced  the  issuance  of  FASB  ASC  855,  “Subsequent  Events”,  formerly

referenced  as  SFAS  No.  165,  Subsequent  Events.    FASB  ASC  855  should  not  result  in  significant

changes  in  the  subsequent  events  that  an  entity  reports.    Rather,  FASB  ASC  855  introduces  the

concept  of  financial  statements  being  available  to  be  issued.    Financial  statements  are  considered

available to  be issued  when they complete in  a form and  format  that complies  with  generally accepted

accounting  principles  (GAAP)  and  all  approvals  necessary  for  issuance  have  been  obtained.    The

Company has already adopted this policy and its full disclosure is included in Note 14.

In  April  2010,  the  FASB  issued  Accounting  Standards  Update  2010-13,  “Compensation  –  Stock

Compensation  (ASC  718)”,  which  addresses  the  classification  of  an  employee  share-based  payment award  with  an  exercise  price  denominated  in  the  currency  of  a  market  in  which  the  underlying  equity security trades. The Update provides guidance on the classification of  a share-based payment award as either equity or a liability.  A share-based  payment  award that  contains a  condition that is  not a  market,

performance,  or  service  condition  is  required  to  be  classified  as  a  liability.  The  amendments  in  this

Update  are  effective  for  fiscal  years,  and  interim  periods  within  those  fiscal  years,  beginning  on  or after  December  15,  2010.  The  Company  is  currently  evaluating  the  impact  of  this  update  on  the financial statements.

(27)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

15.     Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP

and “Canadian GAAP”) (Cont’d)

f)

The net loss for the years ended April 30, 2011, 2010 and 2009 and deficit accumulated during the development stage as determined under U.S. GAAP is as follows:

2011

2010

2009

$

$

$

Net income (loss), as determined under Canadian GAAP

(246,000)

(454,902)

(456,090)

Deferred exploration expenditures

(22,953)

-

-

Donated services

(151,845)

(161,071)

(171,705)

Net loss, as determined under U.S. GAAP

(420,798)

(615,973)

(627,795)

Loss per share, weighted average basis (excluding escrowed

shares) under US GAAP

(0.01)

(0.02)

(0.03)

Deficit accumulated during the development stage, as

determined under U.S. GAAP

Beginning of year

(22,971,961)

(22,355,988)

(21,728,193)

Loss for the year

(420,798)

(615,973)

(627,795)

End of year

(23,392,759)

(22,971,961)

(22,355,988)

g)      Material effects of the different generally accepted accounting principles on the Company’s balance sheet as at April 30, 2011 and 2010 are as follows:

2011

2010

$

$

Donated capital, under Canadian GAAP

-

-

Donated services

1,744,581

1,592,736

Donated capital, under U.S. GAAP

1,744,581

1,592,736

Mineral property, under Canadian GAAP

232,953

-

Deferred exploration expenditures

(22,953)

-

Mineral property, under U.S. GAAP

210,000

-

Deficit, ending balance, under Canadian GAAP

21,625,225

21,379,225

Deficit, under U.S. GAAP

23,392,759

22,971,961

Net increase to deficit, under U.S. GAAP

1,767,534

1,592,376

(28)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2011 and 2010

15.     Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP

and “Canadian GAAP”) (Cont’d)

h)      The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

2011

2010

2009

$

$

$

Cash flows used in operating activities, Canadian GAAP

(348,067)

(567,503)

(658,830)

Adjustment:

Exploration expenditures

(22,953)

-

-

Cash flows used in operating activities, US GAAP

(371,020)

(567,503)

(658,830)

Cash  flows  provided  by  financing  activities,  Canadian  and

US GAAP

673,573

375,786

611,815

Cash flows used in investing activities, Canadian GAAP

(237,186)

190,974

47,864

Adjustment:

Exploration expenditures

22,953

-

-

Cash flows used in investing activities, US GAAP

(214,233)

190,974

47,864

(Decrease) increase in cash

88,320

(743)

849

Cash, beginning of year

364

1,107

258

Cash, end of year

88,684

364

1,107

(29)